                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                            AXSYS Technologies, Inc.
                            ------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)

                                   054615 10 9
                                   -----------
                                 (CUSIP Number)

                                  May 18, 2000
                                  ------------
           (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_| Rule 13d-1(b)
|X| Rule 13d-1(c)
|_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP No. 0546151009

1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

            John W. Gildea

2     Check the Appropriate Box If a Member of a Group (See Instructions)
                                     a. |_|
                                     b. |X|

3     SEC Use Only

4     Citizenship or Place of Organization

            United States

                  5     Sole Voting Power
  Number of               192,318
   Shares
Beneficially      6     Shared Voting Power
  Owned By                    0
    Each
  Reporting       7     Sole Dispositive Power
   Person                 192, 318
    With
                  8     Shared Dispositive Power

                              0

9     Aggregate Amount Beneficially Owned by Each Reporting Person

                  192,318

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                 | |

11    Percent of Class Represented By Amount in Row 9

                  4.83%

12    Type of Reporting Person (See Instructions)

            IN

                                  SCHEDULE 13G

CUSIP No. 0546151009

1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

            Network Fund III, Ltd.

2     Check the Appropriate Box If a Member of a Group (See Instructions)
                                 a.  |_|
                                 b.  |X|

3     SEC Use Only

4     Citizenship or Place of Organization

            Cayman Islands

                  5     Sole Voting Power
  Number of                   157,318
   Shares
Beneficially      6     Shared Voting Power
  Owned By                    0
    Each
  Reporting       7     Sole Dispositive Power
   Person                     157,318
    With

                  8     Shared Dispositive Power
                              0

9     Aggregate Amount Beneficially Owned by Each Reporting Person
                  157,318

10    Check Box If the  Aggregate  Amount in Row (9) Excludes  Certain  Shares
     (See Instructions)
                                 | |

11    Percent of Class Represented By Amount in Row 9

                  3.95%

12    Type of Reporting Person (See Instructions)

            CO

Item 1.

(a)   Name of Issuer

        AXSYS Technologies, Inc.

(b)   Address of Issuer's Principal Executive Offices

        910 Sylvan Avenue
        Englewood Cliffs, New Jersey 07632

Item 2.

   (a) Name of Persons Filing

        John W. Gildea
        Network Fund III, Ltd.

   (b) Address of Principal Business Office or, if none, Residence

        John W. Gildea
        115 East Putnam Avenue
        Greenwich, Connecticut 06830

        Network Fund III, Ltd.
        P.O. Box 219
        Butterfield House
        Grand Cayman, Cayman Islands  B.W.I.

   (c) Citizenship

        John W. Gildea - United States
        Network Fund III, Ltd. - Cayman Islands

   (d) Title of Class of Securities

        Common Stock, par value $.01 per share

   (e) CUSIP Number

        054615 10 9

Item 3. If this statement is filed pursuant to ss. 240.13d-1(b) or ss. 240.13d-2(b) or (c), check whether the person filing is a:

(a) /_/ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) /_/ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) /_/ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) /_/ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) /_/ An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f) /_/ An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F);

(g) /_/ A parent holding company or control person in accordance with ss. 240.13d-1(b)(ii)(G);

(h) /_/ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) /_/ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) /_/ Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

   If this statement is filed pursuant to ss. 240.13d-1(c), check this box. |X|

Item 4.    Ownership (at February 7, 2000)

   (a) Amount Beneficially Owned (See note to Item 4(a)).

       John W. Gildea - 192,318
       Network Fund III, Ltd. - 157,318

Note to
Item 4(a): The 192,318 shares of Common Stock owned by John W. Gildea includes the 157,318 shares of Common Stock owned by Network Fund III, Ltd.

   (b) Percent of Class

       John W. Gildea - 4.83%
       Network Fund III, Ltd. - 3.95%

   (c) Number of shares as to which such person has:

       i)    sole power to vote or to direct the vote

             John W. Gildea - 192,318
             Network Fund III, Ltd. - 157,318

       ii)   shared power to vote or to direct the vote

             John W. Gildea - 0
             Network Fund III, Ltd. - 0

       iii)  sole power to dispose or to direct the disposition of

             John W. Gildea - 192,318
             Network Fund III, Ltd. - 157,318

       iv)   shared power to dispose or to direct the disposition of

             John W. Gildea - 0
             Network Fund III, Ltd. - 0

Item 5. Ownership of Five Percent or Less of a Class

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ X ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person

        Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

        Not applicable.

Item 8. Identification and Classification of Members of the Group

        Not applicable.

Item 9. Notice of Dissolution of Group

        Not applicable.

Item 10. Certification

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          May 23, 2000
                                          ------------
                                               Date

                                               /s/ John W. Gildea
                                          ------------------------------
                                                  John W. Gildea


                                          NETWORK FUND III, LTD.

                                          By:   GILDEA MANAGEMENT COMPANY
                                                Investment Advisor

                                          By:   /s/ John W. Gildea
                                             -------------------------
                                          Name: John W. Gildea
                                          Title: President